Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549
Attention:  Jason Niethamer

Re:                 Form 20-F for the Fiscal Year Ended December 31, 2009
Filed March 29, 2010
File No. 000-28584

Ladies and Gentlemen:

Check Point Software Technologies Ltd (the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated May 10th 2010 (the “Comment Letter”).

To facilitate your review of the Company’s response to the comment by the Staff as set forth in the Comment Letter, we have reproduced below the Staff’s comment followed by our response.

Form 20-F for Fiscal Year Ended December 31, 2009

Consolidated Statements of Income, page F-8

1.
We note your additional disclosure of share-based compensation on the face of the Income Statements which includes a total of share-based compensation. Pursuant to paragraph F of SAB 107, the staff believes that disclosure regarding the amount of expense related to share-based payment arrangement might be appropriate in a parenthical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. The guidance in SAB 107, however, does not provide for a reconciliation of share-based compensation expense on the face of the income statement that includes a total of the share-based compensation. Tell us how you considered the guidance in SAB 107 in your current disclosure and tell us how you intend to comply with such guidance in your future filings. In addition, see the Division of Corporation Finance’s “Current Accounting and Disclosure Issues” (Updated 11/30/06), section I.B.2.

Response:

We wish to advise the Staff that we believe that our current disclosure is appropriate and complies with the guidance in SAB 107. Presenting disclosure of the amount of expense related to share-based payment arrangements included in specific line items for three years in a parenthetical note to the appropriate income statement line items would have resulted in a cumbersome statement of income that is difficult to read. As such, we presented the same disclosure that would have been included in a parenthetical note in a table on the face of the income statement. The Company will remove from the table, in future filings, the total share-based payment expense for each year.

Acknowledgment

In connection with the foregoing responses to the Staff’s Comment Letter, the Company acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.

▪
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.

▪	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns with respect to the foregoing, please contact the undersigned at +972-3-7534929 or by facsimile at +972-3-753-4940, or John Slavitt at (650) 628-2110 or by facsimile at (650) 649-1975.

Sincerely, Tal Payne Chief Financial Officer

cc:
John Slavitt, Esq., General Counsel, Check Point Software Technologies, Inc.

Yael Naftaly,  Kost Forer Gabbay & Kasierer